UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Peraso Inc.

(Exact name of registrant as specified in its charter)

000-32929

(Commission File Number)

Delaware	77-0291941
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

2309 Bering Drive
San Jose, California 95131
(Address of principal executive offices, with zip code)

James Sullivan
Chief Financial Officer
(408) 418-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD and a copy of the Conflict Minerals Report for Peraso Inc. (the “Company”), filed as an exhibit hereto, are available on the Company’s website at www.perasoinc.com, under the heading “Corporate Governance.”

The Company’s conflict minerals disclosure and the description of its due diligence framework are included in its Conflict Minerals Report and incorporated by reference herein.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 –	Conflict Minerals Report of Peraso Inc. for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023	PERASO INC.

	By:	/s/ James Sullivan
James Sullivan
Chief Financial Officer

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